June 27, 2018

CONFIDENTIAL SUBMISSION VIA EDGAR

Draft Registration Statement
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Prophecy Development Corp. – Draft Registration Statement on Form 20-F

Ladies and Gentlemen,

Prophecy Development Corp. (the "Company") is submitting a draft Registration Statement on Form 20-F (the "Registration Statement") to the staff of the Securities and Exchange Commission for non-public review pursuant to the Division of Corporation Finance (the "Division") procedures for draft registration statement processing announced on December 8, 2011 and updated on May 30, 2012. The Registration Statement submitted herewith relates to the initial registration under Section 12(g) of the Securities Exchange Act of 1934, as amended, of the Company's common shares.

The Company confirms its agreement with the public filing guidelines and undertakes to publicly file the Registration Statement and non-public draft submissions at least 15 days prior to the requested effective date of the Registration Statement.

If you have any questions or comments concerning this submission or require any additional information, please do not hesitate to call me at 604-569-3661 or James Guttman of Dorsey & Whitney LLP, our outside legal counsel at (416) 367-7376.

Yours truly,

/s/ Tony Wong

cc:	John Lee James Guttman

TSX:PCY | OTCQX:PRPCF | Frankfurt:1P2N

Email: info@prophecydev.com	Phone:+1.604.569.3661	Suite 1610–409 Granville Street
www.prophecycoal.com	Fax:+1.604.569.3617	Vancouver, BC, Canada V6C 1T2